Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

21 October 2014

PRIMA BIOMED CONFERENCE CALL & WEBCAST TO DISCUSS ACQUISITION OF IMMUTEP

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or “the Company”) advises that the Company will host a shareholder conference call and webcast to discuss the Company’s recent acquisition of French biopharmaceutical company Immutep SA (“Immutep”).

On 2 October 2014, Prima announced that it has reached an agreement to acquire Immutep for a consideration of up to US$28M (“Acquisition”).

Prima’s Chairman, Lucy Turnbull, Chief Executive Officer, Marc Voigt and Chief Technical Officer, Sharron Gargosky along with Professor Frédéric Triebel, founder of Immutep and Prima’s Chief Scientific Officer designate, will discuss the key aspects of the Acquisition.

Webcast and Conference Call Details:

The conference call and webcast is scheduled for Friday, 24 October 2014 at 8.00am Australian Eastern Standard Time. This corresponds to 5.00pm Eastern Daylight Time in the US.

The conference call dial-in numbers and conference ID are as follows:

Australia Toll Free	1800 908 299
Australia Local	+61 2 9007 8048
Canada/USA	1 855 624 0077
Germany	0800 183 0918

Conference ID	289311

An audio webcast will be available via http://www.media-server.com/m/go/Prima-Biomed-Oct-2014. Before accessing the webcast, it is recommended to click on the link and then on “test your system configuration.” A replay and a transcript of the conference call will also be available through Prima’s website following the live event at www.primabiomed.com.au.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials.

About Immutep

Immutep is a biopharmaceutical company developing immunotherapeutics in oncology. Products include a T cell immunostimulatory factor (APC activator) IMP321 for cancer chemoimmunotherapy and a therapeutic antibody for immune response modulation in cancer. The Company’s technologies are based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response.

Immutep’s lead product IMP321 (a LAG-3Ig fusion protein) works by binding to a receptor on antigen presenting cells (APC’s) such as dendritic cells to activate them. The APC’s are important for showing cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK. In addition, there is the potential for a number of other products coming out of the company’s research efforts.

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889